14046728

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section
FEB 28 2014
Washington DC
404

SEC FILE NUMBER
8- 49474

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Verity Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

280 S. Mangnum Street, Suite 550
(No. and Street)

Durham (City) — North Carolina (State) — 27701 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Amy Simonson — (919) 490-6717
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rives & Associates, LLP
(Name – *if individual, state last, first, middle name*)

702 Oberlin Road, Suite 410 (Address) — Raleigh (City) — North Carolina (State) — 27605 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/12

3/18/14

OATH OR AFFIRMATION

I, Amy Simonson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Verity Investments, Inc., as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Amy Simonson appeared before me this 26 day of February 2014.

Signature

VP. Finance - Operations

Title

Notary Public exp 12/19/15

LISA GAYLE WOODS
Notary Public
North Carolina
Durham County

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VERITY INVESTMENTS, INC.
(A Wholly-Owned Subsidiary of
Verity Financial Group, Inc.)

Financial Statements and
Supplementary Information

For the Years Ended December 31, 2013 and
December 31, 2012

Rives & Associates, LLP
Certified Public Accountants

VERITY INVESTMENTS, INC.
(A Wholly-Owned Subsidiary of Verity Financial Group, Inc.)

Financial Statements and
Supplementary Information

For the Years Ended December 31, 2013 and
December 31, 2012

VERITY INVESTMENTS, INC.
Table of Contents

Member:
American Institute of
Certified Public Accountants

R&A
Rives & Associates, LLP
Certified Public Accountants

Member:
North Carolina Association of
Certified Public Accountants

www.rivescpa.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
Verity Investments, Inc.
Durham, North Carolina

Report on the Financial Statements

We have audited the accompanying statements of financial condition of Verity Investments, Inc. (the Company) as of December 31, 2013 and 2012, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessment, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financials statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting principles used and the reasonableness of significant estimates made by management, as well as evaluating the overall presentation of the financial statements

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

702 Oberlin Road, Suite 410
Raleigh, NC 27605
Phone 919-832-6848
Fax 919-832-7288

212 West Center Street
P.O. Box 1991
Lexington, NC 27293
Phone 336-248-8281
Fax 336-248-2335

1023 W. Morehead Street, Suite 100
Charlotte, NC 28208-5324
Phone 704-372-0960
Fax 704-372-1458

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Verity Investments, Inc. as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained on page 10 is presented for the purpose of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information on page 10 is fairly stated in all material respects in relation to the financial statements as a whole.

Rives & Associates LLP

Raleigh, North Carolina
February 20, 2014

VERITY INVESTMENTS, INC.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2013 and December 31, 2012

		2013		2012
ASSETS				
Current assets:				
Cash and cash equivalents	$	59,359	$	55,344
Receivables		38,166		24,085
Prepaid expenses		5,433		4,458
Other current assets		1,911		86
Total assets	$	104,869	$	83,973
LIABILITIES AND STOCKHOLDER'S EQUITY				
Current liabilities:				
Accrued expenses	$	5,250	$	17,500
Commissions payable		25,569		10,738
Due to parent company		940		68
Due to affiliate		2,000		-
Income taxes payable		1,600		261
Total liabilities		35,359		28,567
Stockholder's equity:				
Common stock, no par value; 100,000 shares authorized; 100 shares issued and oustanding		35,000		35,000
Retained earnings		34,510		20,406
		69,510		55,406
Total liabilities and stockholder's equity	$	104,869	$	83,973

The accompanying notes are an integral part of these financial statements.

VERITY INVESTMENTS, INC.
STATEMENTS OF INCOME
For the Years Ended December 31, 2013 and December 31, 2012

	2013	2012
Revenues:		
Brokerage commissions	$ 122,468	$ 50,971
12b-1 distribution fees	144,551	145,337
Municipal income	276	368
Other income	39,079	35,329
Total revenues	306,374	232,005
Expenses:		
Commission expense	177,311	122,901
Management fee	87,000	79,000
Professional fees	6,496	14,684
Dues and subsrcriptions	1,000	-
Outside services	329	300
Insurance	5,036	5,363
Licenses expense	7,212	6,330
Travel	-	363
Miscellaneous expense	761	502
Total expenses	285,145	229,443
Income before income taxes	21,229	2,562
Less: current provision for income taxes	7,125	631
Net income	$ 14,104	$ 1,931

The accompanying notes are an integral part of these financial statements.

VERITY INVESTMENTS, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

For the Years Ended December 31, 2013 and December 31, 2012

	Common Stock	Retained Earnings	Total
Balances at January 1, 2012	$ 35,000	$ 18,475	$ 53,475
Net income for 2012	-	1,931	1,931
Balances at December 31, 2012	35,000	20,406	55,406
Net income for 2013	-	14,104	14,104
Balances at December 31, 2013	$ 35,000	$ 34,510	$ 69,510

The accompanying notes are an integral part of these financial statements.

VERITY INVESTMENTS, INC.

STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2013 and December 31, 2012

	2013	2012
Cash flows from operating activities:		
Net income	$ 14,104	$ 1,931
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Cash flows from changes in:		
Receivables	(14,081)	8,647
Prepaid assets	(975)	441
Other current assets	(1,825)	488
Accrued expenses	(12,250)	8,500
Commissions payable	14,831	(17,057)
Due to parent company	872	(3,192)
Due to affiliate	2,000	-
Income taxes payable	1,339	(1,439)
Net cash provided (used) by operating activities	4,015	(1,681)
Net increase (decrease) in cash and cash equivalents	4,015	(1,681)
Cash and cash equivalents, beginning of year	55,344	57,025
Cash and cash equivalents, end of year	$ 59,359	$ 55,344
Supplemental disclosures of cash flow information:		
Cash paid for:		
Income taxes	$ 4,846	$ 1,700

The accompanying notes are an integral part of these financial statements.

NOTE 1 - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business
Verity Investments, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and member of the Financial Industry Regulatory Authority ("FINRA"). It is exempt from the provisions of SEC rule 15c3-3 under Section (k)(2)(i) of that same rule. The Company was incorporated in North Carolina on June 27, 2011 and is a wholly-owned subsidiary of Verity Financial Group, Inc. (the Parent Company). Verity Asset Management, Inc. is a registered investment advisor, affiliated with the Company, and is also a wholly-owned subsidiary of Verity Financial Group, Inc.

Basis of Presentation
The financial statements were prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Revenues are recognized in the period in which they are earned. Expenses are recognized in the period in which they are incurred.

Cash and Cash Equivalents
For the purpose of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities at the date of purchase or the date of the financial statement of less than ninety days, which are not held for sale in the ordinary course of business.

Use of Estimates
The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Income Taxes
The Company has elected to be included in the consolidated federal income tax return filed by the Parent Company. Federal income taxes are calculated as if the companies filed on a consolidated tax return and the amount of current tax or benefit calculated is either remitted to or received from the Parent Company. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company has adopted the provisions of FASB ASC 740-10-25 *Accounting for Uncertainty in Income Taxes.* Under this provision, the Company must recognize the tax benefit associated with tax taken for tax return purposes when it is more likely than not the position will be sustained. The implementation had no impact on the Company's financial statements. The Company does not believe there are any material uncertain tax positions and, accordingly, it will not recognize any liability for unrecognized tax benefits. Management believes that the Company's tax years ended December 31, 2013, December 31, 2012 and December 31, 2011 remain subject to routine examination by federal and state tax jurisdictions; however, there are currently no examinations for any tax periods. The Company has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements as of December 31, 2013 and December 31, 2012, respectively.

NOTE 1 - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Commissions
Commissions and related commission expenses are recorded at the time earnings information is obtained from clearing organizations.

Receivables
The Company uses the allowance method to determine uncollectible accounts based on an analysis of expected collection rates determined from past history. Management believes that all accounts receivable are collectible as of December 31, 2013 and December 31, 2012, respectively. Therefore, no allowance for doubtful accounts has been recorded.

Advertising
The Company expenses advertising costs as they are incurred. There were no advertising expenses for the years ended December 31, 2013 and December 31, 2012, respectively.

NOTE 2 – CONCENTRATION OF CREDIT RISK

The Company maintains cash balances at a local financial institution. The cash balances at this institution are insured by the Federal Deposit Insurance Corporation up to $250,000 for all pooled accounts. FASB ASC 825, *Financial Instruments*, identifies these items as a concentration of credit risk requiring disclosure, regardless of risk. The Company's cash balances were fully insured as of December 31, 2013 and December 31, 2012, respectively.

NOTE 3 - RELATED PARTY TRANSACTIONS

By mutual agreement, Verity Financial Group, Inc., the Parent Company of Verity Investments, Inc., and Verity Asset Management, Inc., an affiliate of the Company, agreed to pay all expenses incurred by the Company for rent, supplies, utilities, and salaries. The Company's share of these infrastructure expenses are shown as management fees on the statement of income and are recorded as amounts due to parent on the statement of financial condition.

Total management fees for the year ended December 31, 2013 and December 31, 2012 were $87,000 and $79,000, respectively. At December 31, 2013 and 2012, $940 and $ 68 were due to the Parent Company, respectively. At December 31, 2013 and 2012, $2,000 and $0 were due to Verity Asset Management, Inc., respectively.

The allocations of the fees paid were as follows:

	2013	2012
To Verity Financial Group, Inc.	$ 47,000	$ 35,000
To Verity Asset Management, Inc.	40,000	44,000
	$ 87,000	$ 79,000

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1. At December 31, 2013 and December 31, 2012,, the Company had excess net capital of $26,329 and $12,439, respectively. The Company's required minimum net capital is $25,000. At December 31, 2013 and December 31, 2012, the Company's ratio of aggregate indebtedness to net capital was .69 to 1 and .76 to 1, respectively.

NOTE 5 – SUBSEQUENT EVENTS

Management evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the financial statements. Subsequent events have been evaluated through February 20, 2014, which is the date the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

VERITY INVESTMENTS, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1
Year Ended December 31, 2013

Computation of net capital:		
Total ownership equity from statement of financial condition		$ 69,510
Deductions and/or changes:		
Non-allowable assets:		
Receivables from non-customers		888
Portion of broker-dealer receivables greater than commission payable		9,949
CRD deposits		1,911
Prepaid expenses		5,433
		18,181
Net capital		51,329
Computation of basic net capital requirement:		
Minimum net capital required:		
Calculation (6-2/3% of aggregate indebtedness)	2,357	
Company requirement	25,000	
Net capital requirement (greater of the above)		25,000
Excess net capital		$ 26,329
Net capital less greater of 10% of total aggregate indebtedness or 120% of minimum net capital requirement		$ 21,329
Computation of aggregate indebtedness:		
Total liabilities from statement of financial condition		$ 35,359
Percentage of aggregate indebtedness to net capital		68.89%
Net Capital Reconciliation:		
Net Capital as per the Focus Report-Part IIA		$ 52,269
Adjustment to the federal tax accrual		(2,500)
Reduction of the receivable from parent		1,560
Adjusted Net Capital		$ 51,329

Member:
American Institute of
Certified Public Accountants

Rives & Associates, LLP
Certified Public Accountants

Member:
North Carolina Association of
Certified Public Accountants

www.rivescpa.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RUILE 17a-5(g) (1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
Verity Investments, Inc.
Durham, North Carolina

In planning and performing our audit of the financial statements of Verity Investments, Inc., (the "Company"), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

702 Oberlin Road, Suite 410
Raleigh, NC 27605
Phone 919-832-6848
Fax 919-832-7288

212 West Center Street
P.O. Box 1991
Lexington, NC 27293
Phone 336-248-8281
Fax 336-248-2335

1023 W. Morehead Street, Suite 100
Charlotte, NC 28208-5324
Phone 704-372-0960
Fax 704-372-1458

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rives & Associates LLP

Raleigh, North Carolina
February 20, 2014